UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

LANGER, INC.

(Name of Issuer)

Common Stock, $.02 par value per share

(Title of Class of Securities)

515707107

(CUSIP Number)

Andrew H. Meyers

31 The Birches

Roslyn Estates, New York  11576

516-484-0312

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew H. Meyers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 204,940
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 204,940
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON* IN

Item 1.

Security and Issuer

This statement relates to the common stock, $.02 par value each (“Common Stock”) of Langer, Inc. (the “Issuer”). The address of the Issuer’s principal executive office is 450 Commack Road, Deer Park, New York  11729-4510.

Item 2.

Identity and Background

(a)

The name of the reporting person is Andrew H. Meyers (the “Reporting Person”).

(b)

The business address for the Reporting Person is 31 The Birches, Roslyn Estates, New York  11576.

(c)

The Reporting Person’s principal occupation is as a consultant for AHM Consulting LLC (“AHM”). AHM is located at 31 The Birches, Roslyn Estates, New York  11576.

(d)

The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)

The Reporting Person is citizen of the United States.

Item 3.

Source or Amount of Funds or Other Consideration

Not Applicable.

Item 4.

Purpose of the Transaction

Since December 15, 2006, the date of the last filing by the Reporting Person on Schedule 13D, the Reporting Person or the Andrew H. Meyers R/O IRA (the “IRA”) sold in the open market an aggregate of 394,821 shares of the Issuer’s Common Stock. The Reporting person anticipates that he or the IRA may sell or otherwise dispose of some or all of the shares of Common Stock held by him or the IRA in the near future. This statement is also being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

Other than as described above, at the present time, neither the Reporting Person nor the IRA have a plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of this Amendment.

Item 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person directly beneficially owns 204,940 shares of the Common Stock of the Issuer representing 1.8% of the issued and outstanding shares of Common Stock.

(b)

As of the date hereof, the Reporting Person has the sole power to vote all of the 204,940 shares of the Common Stock of the Issuer owned by him.

(c)

During the past 60 days, either of the Reporting Person or the IRA disposed of the following shares of the Issuer's Common Stock in broker's transactions:

Date of Transaction	No. of Shares Sold	Price Per Share

December 18, 2006	2,300	$4.087
December 19, 2006	3,000	$4.050
December 20, 2006	50,671	$4.080
December 21, 2006	2,000	$4.130
December 26, 2006	100	$4.190
December 27, 2006	2,000	$4.406
December 28, 2006	900	$4.7067
January 24, 2007	21,500	$4.1582
January 25, 2007	600	$4.0650
January 26, 2007	4,600	$4.000
January 29, 2007	3,300	$4.076
January 30, 2007	2,350	$4.030
January 31, 2007	1,500	$4.000
February 2, 2007	300,000	$4.040

(d)

Not Applicable.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.

Material to be filed as Exhibits

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2007
Roslyn Estates, New York	/s/ ANDREW H. MEYERS
Andrew H. Meyers